                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-108468


                              DAVE & BUSTER'S, INC.

            $30,000,000 OF 5% CONVERTIBLE SUBORDINATED NOTES DUE 2008

               WARRANTS TO PURCHASE 522,546 SHARES OF COMMON STOCK

         This prospectus relates to $30,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2008 of Dave & Buster's, Inc. and warrants to purchase 522,446 shares of common stock of Dave & Buster's, Inc. that may be offered and sold from time to time by certain holders (the "Selling Holders") of the notes and warrants, as well as the shares of common stock issuable upon conversion of the notes and exercise of the warrants. We will not receive any proceeds from sales of the notes and warrants by the Selling Holders. We have agreed to bear certain expenses in connection with the registration of the securities being offered and sold by the Selling Holders.

         We originally issued the notes and warrants on August 7, 2003 at an issue price of $1,000 per $1,000 principal amount of the notes. For each $1,000 in principal amount of the notes issued, we issued warrants to purchase
17.414867 shares of common stock. Each warrant represents the right to purchase one share of our common stock.

         Our common stock is traded on the New York Stock Exchange under the symbol "DAB". The last reported sale price of our common stock on the New York Stock Exchange on September 10, 2003 was $10.70 per share.

         INVESTING IN THE NOTES, WARRANTS AND COMMON STOCK OF THE COMPANY INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               The date of this prospectus is September 11, 2003

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         We "incorporate by reference" into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this prospectus with the SEC will automatically update and supercede this information. We incorporate by reference into this prospectus the documents listed below:

         1. Our annual report on Form 10-K for the year ended February 2, 2003;

         2. Our definitive proxy statement for our 2003 annual meeting of stockholders, filed on May 6, 2003;

         3. Our quarterly report on Form 10-Q for the quarter ended May 4, 2003; and

         4. Our current reports on Form 8-K, filed on March 10, 2003, March 24, 2003 and August 7, 2003.

         5. All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes, warrants and common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

         All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

         You may request a copy of the documents incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such document, and our certificate of incorporation and bylaws, at no cost by writing or telephoning us at the following:

                                     Dave & Buster's, Inc.
                                     2481 Manana Drive
                                     Dallas, Texas 75220
                                     Telephone: 214-357-9588
                                     Attention: Investor Relations

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and current reports, proxy statements and other information with the SEC.

         You may read and copy this information at the following locations of the SEC:

             Public Reference Room            Midwest Regional Office
            450 Fifth Street, N.W.            500 West Madison Street
                   Room 1024                        Suite 1400
            Washington, D.C. 20549               Chicago, IL 60661

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates.

         The SEC also maintains a Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the site is www.sec.gov.

         You can also inspect reports, proxy statement and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this prospectus, other than statements of historical fact, that address activities, events or developments that we expect or anticipate may occur in the future, including statements regarding our future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, and the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resources needs, may be considered forward-looking statements. Also, when we use words such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "probably" or similar expressions, we are making forward-looking statements.

         These forward-looking statements are based on assumptions concerning risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to:

-        our ability to open new high-volume restaurant/entertainment complexes;

-        our ability to raise and access sufficient capital in the future;

- changes in consumer preferences, general economic conditions or consumer discretionary spending;

- the outbreak or continuation of war or other hostilities involving the United States;

- potential fluctuation in our quarterly operating results due to seasonality and other factors;

-        the continued service of key management personnel;

-        our ability to attract, motivate and retain qualified personnel;

- the impact of federal, state or local government regulations relating to our personnel or the sale of food or alcoholic beverages;

-        the impact of litigation;

-        the effect of competition in our industry;

- additional costs associated with compliance with the Sarbanes-Oxley Act and related regulations and requirements;

-        labor shortages or increased labor charges; and

- our ability to protect our name and logo and other proprietary information.

         Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading "Risk Factors-Risks Related to Our Business" beginning on page 6 of this prospectus and elsewhere in this prospectus or in the documents incorporated by reference in this prospectus. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

         The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

                                   THE COMPANY

         Dave & Buster's is a leading operator of entertainment complexes ("ECs"). For the last twenty years, we have successfully operated our ECs under the Dave & Buster's name. Each EC offers an extensive array of entertainment attractions such as pocket billiards, shuffleboard, state-of-the-art interactive simulators and virtual reality systems, plus traditional carnival-style games of skill. In addition, our complexes offer a full menu of high quality food and beverages. The layout of our ECs is designed to promote easy access to, and maximize customer crossover between, the multiple entertainment and dining areas within each Dave & Buster's. We believe that the availability of multiple attractions in one large facility, the high quality food, beverages and service each EC offers, and our commitment to casual, yet sophisticated fun for adults synergistically drive repeat usage of our complexes and differentiate us from other regional entertainment offerings.

         We operate 32 ECs across the United States, with an average age of 5.1 years per location. Our ECs can be separated into two categories: mega complexes, which are typically between 50,000 and 70,000 square feet in size, and intermediate complexes, which are typically between 40,000 and 49,000 square feet in size.

         As a result of our focus on providing customers with a differentiated entertainment offering, a significant portion of our ECs is dedicated to amusements. Our ECs operate seven days a week and are typically open from 11:30 a.m. to 12:00 a.m. on weekdays and 11:30 a.m. to 2:00 a.m. on weekends. Attractions in all of our ECs are geared toward promoting high levels of customer participation. Attractions include traditional games, like pocket billiards and shuffleboard tables, and a broad selection of interactive, high-energy amusements such as electronic, skill and sports-oriented games in what we call our Million Dollar Midway area. We believe the Million Dollar Midway, which is the largest component of our ECs, is a significant reason why we are able to generate high levels of repeat customers.

         Approximately 13.2% of our 2002 revenues were from private parties, business gatherings and sponsored events. Each EC has a Show Room and other special event rooms that are designed for hosting these types of functions. This portion of our business is significant and important to us in that our research indicates that approximately 30% of the people attending such events are experiencing Dave & Buster's for the first time. We believe this is a very effective way to introduce our concept to a broad group of potential new customers.

         In order to better serve the needs of our customers, we provide full, sit-down food service not only in the restaurant areas, but also throughout the entire EC. Our menu places special emphasis on quality, well-rounded meals, including gourmet pastas, steaks, seafood, chicken, sandwiches, salads and an outstanding selection of desserts. We update our menus to reflect current trends and guest favorites. Each EC offers full bar service throughout the entertainment and restaurant areas, including over 50 different beers, an extensive selection of wine and spirits plus a variety of non-alcoholic beverages.

         Our principal corporate office is located at 2481 Manana Drive, Dallas, Texas, 75220, and our telephone number is 214-357-9588.

                                  THE OFFERING

Issuer                Dave & Busters, Inc.

Securities offered:
     Notes $30,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2008, referred to in this prospectus as the notes. We issued the notes under an indenture between us and The Bank of New York, as trustee.

     Warrants Warrants to purchase 522,546 shares of our common stock, referred to in this prospectus as the warrants.

Common Stock

                      Common stock issuable upon conversion of the notes and exercise of the warrants

Notes
     Interest         The notes will bear interest at an annual rate of 5%.
                      Interest is payable semi-annually on February 15 and August 15, beginning on February 15, 2004.

     Maturity Date    August 7, 2008.

     Conversion at    The notes are convertible at the option of the holder any
Holder's Option       time prior to maturity into shares of our  common stock at an initial conversion price of $12.92 per share, subject to adjustment upon certain events. If a holder elects to convert any notes prior to August 7, 2005, we will make an additional payment, in cash, with respect to the notes converted in an amount equal to $50 per $1,000 principal amount of the notes (representing approximately two interest payments).

     Optional         At any time on or after August 7, 2006, we may redeem some
Redemption            or all of the notes at par plus accrued and unpaid
                      interest to, but excluding, the redemption date.

     Repurchase at    A holder may require us to repurchase its notes in cash,
Holder's Option       upon certain events, including a change in  control event
                      or if our common stock is no longer traded on a national exchange, at a price equal to (1) 115% of the principal amount of the notes, if the repurchase event occurs prior to or on August 7, 2004, (2) 110% of the principal amount of the notes, if the repurchase event occurs after August
                      7, 2004, but prior to or on August 7, 2006, and (3) 105% of the principal amount of the notes, if the repurchase event occurs after August 7, 2006, but prior to or on August 7, 2008, together, in each case, with accrued interest to the repurchase date.

     Subordination    The notes are subordinated in right of payment to our
                      existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness or other liabilities of our subsidiaries. As of May 4, 2003, we had approximately $64 million in senior indebtedness outstanding.

Warrants:

     Exercise Each warrant is exercisable for one share of our common stock, initially at an exercise price of $13.46 per share, subject to adjustment upon certain events.

Termination of        At any time after August 7, 2006, if the closing price of
Warrants at our       our common stock exceeds 150% of the then effective
Option                exercise price for any 15 out of 20 consecutive trading
                      days, we may terminate the warrants. If we elect to terminate the warrants, we may only do so if, within 10 days after the end of such 20-day period, we mail a notice of termination to you. If we mail this notice, the warrants will expire 90 days after the mailing date of the notice of termination. Any unexercised warrants as of the date of termination will automatically be deemed exercised in full pursuant to a cashless exercise.

Expiration            The warrants are exercisable at any time on or before
                      August 7, 2008, unless earlier terminated by us as described above.

Registration          We have agreed to file with the Commission a shelf
Rights                registration statement of which this prospectus is a part
                      covering the resale of the notes, warrants and shares of our common stock issuable upon conversion of the notes and exercise of the warrants within 30 days of the first issuance date of the notes and warrants and to use reasonable efforts to cause the shelf registration statement to become effective within 90 days of the first issuance date of the notes and warrants, or within 120 days of the first issuance date if the filing is reviewed by the Commission. We will be required to pay certain
                      "Registration Delay Payments" if these deadlines are not met or the shelf registration statement is otherwise unavailable for the resale of the securities. You should read the registration rights agreement for a description of how we will calculate the Registration Delay Payments.

Federal Tax           The notes will be deemed to be issued with "original issue
Consequences          discount," a portion of which will be  included in a
                      holder's gross income in advance of the receipt of cash interest payments on the notes. For a more complete discussion of original issue discount and other tax considerations concerning the notes and the warrants, see
                      "Certain U.S. Federal Income Tax Considerations."

Trading There is no public market for the notes or the warrants and we do not intend to list any of the notes or the warrants for trading on any national securities exchange or for inclusion in any automated quotation system. No assurance can be given as to whether any market for the notes or the warrants will develop. Our common stock is currently traded on the New York Stock Exchange under the symbol "DAB".

                                  RISK FACTORS

         An investment in the notes, warrants and common stock involves a number of risks. Please carefully read the information below, as well as the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended February 2, 2003, which is incorporated in this prospectus by reference, which discusses certain factors that you should consider before you make a decision to invest in our company.

RISKS RELATED TO OUR BUSINESS

Our results of operations are dependent upon consumer discretionary spending.

         Our results of operations are dependent upon discretionary spending by consumers, particularly by consumers living in communities in which the ECs are located. A significant weakening in any of the local economies in which we operate may cause our customers to curtail discretionary spending, which in turn could materially affect our profitability. Our operations during fiscal 2001 were adversely affected by a number of factors, including the overall decline in the U.S. economy and levels of consumer spending. Additionally, the terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for consumer spending. The military presence in Iraq, potential for future terrorist attacks, the national and international responses, and other acts of war or hostility may create economic and political uncertainties that could materially adversely affect our business, results of operations and financial condition in ways we currently cannot predict. In addition, seasonality is a factor in our results of operations due to typically lower third quarter revenues in the fall season and higher fourth quarter revenues associated with the year-end holidays.

We operate a small number of ECs and new ECs require significant investment.

         As of February 2, 2003, we operated 32 ECs. The combination of the relatively small number of locations and the significant investment associated with each new EC may cause our operating results to fluctuate significantly. Due to this relatively small number of locations, poor results of operations at any single EC could materially affect our profitability. Historically, new ECs experience a drop in revenues after their first year of operation, and we do not expect that, in subsequent years, any increases in comparable revenues will be meaningful. Additionally, because of the substantial up-front financial requirements to open new ECs, the investment risk related to any single EC is much larger than that associated with most other companies' restaurant or entertainment venues.

We may not be able to compete favorably in the highly competitive out-of-home entertainment market.

         The out-of-home entertainment market is highly competitive. There are a great number of businesses that compete directly and indirectly with us. Many of these entities are larger and have significantly greater financial resources and a greater number of units than we have. Although we believe most of our competition comes from localized single attraction facilities that offer a limited entertainment package, we may encounter increased competition in the future, which may have an adverse effect on our profitability. In addition, the legalization of casino gambling in geographic areas near any current or future EC would create the possibility for entertainment alternatives, which could have a material adverse effect on our business.

Our operations are subject to many government regulations that could affect our operations.

         Various federal, state and local laws and permitting and license requirements affect our business, including alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which each EC is located. For example, each EC is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for or renew our licenses, could adversely affect our operations and our ability to obtain such a license or permit in other locations. The failure to comply with other applicable federal, state or local laws, such as federal and state minimum wage and overtime pay laws, may also adversely affect our business.

We may face difficulties in attracting and retaining qualified employees for our ECs.

         The operation of our business requires qualified executives, managers and skilled employees. From time to time there may be a shortage of skilled labor in certain of the communities in which our ECs are located. While we believe that we will continue to be able to attract, train and retain qualified employees, shortages of skilled labor will make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees.

Our growth depends upon our ability to open new ECs.

         We opened one new EC in fiscal 2002. Our ability to expand depends upon our obtaining necessary lender consents, obtaining access to sufficient capital, locating and obtaining appropriate sites, hiring and training additional management personnel, and constructing or acquiring, at reasonable cost, the necessary improvements and equipment for these complexes. We have not opened any new ECs in fiscal 2003. Based on our current liquidity and capital resources and operating performance, we may not be able to generate sufficient cash flow or obtain sufficient additional funding to open any new complexes in fiscal 2004 or thereafter. In particular, the capital resources required to develop each new EC are significant. Our ability to open new ECs is also subject to any limitations imposed by our banking group and applicable credit facilities. There is no assurance that we will be able to expand or that new ECs, if developed, will perform in a manner consistent with our most recently opened ECs or make a positive contribution to our operating performance.

Local conditions, events and natural disasters could adversely affect our business.

         Certain of the regions in which our ECs are located, including five in California, have been, and may in the future be, subject to adverse local conditions, events or natural disasters, such as earthquakes. Depending upon its magnitude, an earthquake could severely damage our ECs, which could adversely affect our business and operations. We currently maintain earthquake insurance through our aggregate property policy for each of our ECs. However there is no assurance that our coverage will be sufficient if there is a major earthquake. In addition, upon the expiration of our current policies, we cannot assure you that adequate coverage will be available at economically justifiable rates, if at all.

RISKS RELATED TO THE NOTES AND WARRANTS

The notes are subordinated in payment to our existing credit facility and any future senior debt incurred by us.

         The notes are our general unsecured obligations and are subordinate in right of payment to all of our existing debt and any future debt that we incur that is not specifically pari passu or subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all senior debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on any future senior debt financing that we may incur. As of May 4, 2003, we had approximately $64 million of senior indebtedness outstanding to which the notes would have been effectively subordinated. The notes are effectively subordinated to the liabilities of our subsidiaries.

There is no trading market for the notes and warrants.

         There is not presently a trading market for the notes and warrants. Neither the notes nor the warrants will be listed on any securities exchange or included in any automated quotation system.

We may not have sufficient funds to purchase the notes when we are required to do so under the terms of the notes.

         We may not have the funds necessary to purchase the notes at the option of the holders upon certain repurchase events, including a change in control. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered notes, or restrictions in our outstanding debt would not allow those purchases.

The events that require us to repurchase the notes are not the only events that could have a negative impact on us or the value of an investment in the notes.

         We are only obligated to offer to repurchase the notes upon certain specified repurchase events. There may be other events that could hurt our financial condition that would not entitle the holders of notes to have the notes repurchased by us.

The notes have been issued with original issue discount.

         The notes have been issued with "original issue discount" for U.S. federal income tax purposes. As a result, each initial U.S. holder of notes will be required to include certain amounts in income for federal income tax purposes as they accrue before the receipt of cash attributable to such income, regardless of such holder's regular method of accounting. See below under "Certain U.S. Federal Tax Considerations-U.S. Holders-Original Issue Discount."

RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock may fluctuate due to a number of factors that we do not control. The value of your investment could decrease even if our operations are otherwise successful.

            Fluctuations in operating results may cause the market price of our stock to decline. Fluctuations in our results depend on a number of factors, many of which are beyond our control, including the following: adverse weather or poor economic conditions, particularly during the fall, winter and spring when our sales have been historically higher in most of our ECs; timing of new EC openings and related expenses; operating costs for our newly-opened ECs, which are often materially greater during the first several months of operations than thereafter; labor availability and costs for hourly and management personnel; profitability of our ECs; increases and decreases in comparable sales; general economic conditions; changes in consumer preference and competitive conditions; and fluctuations in commodity prices.

                                 USE OF PROCEEDS

         We will not receive any proceeds from sales of the notes, warrants or shares of common stock sold from time to time under this prospectus by the Selling Holders.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the actual ratio of earnings to fixed charges of Dave & Buster's, Inc. and our subsidiaries for the thirteen weeks ended May 4, 2003 and each of our fiscal years 1999 through 2003 and the pro forma ratio of earnings to fixed charges for our 2003 fiscal year and the thirteen weeks ended May 4, 2003 giving effect to the issuance of the notes, assuming the notes were issued at the beginning of each period presented.

                                                                                                              Thirteen
                                                                                                                Weeks
                                                                                                                Ended
                                                     Fiscal Year Ended                                          May 4,
                           1999             2000           2001              2002             2003               2003
                           -------------------------------------------------------------------------------------------
Actual                     5.47             2.55            2.18             1.72             1.48              2.11
Pro forma                                                                                     1.38              2.10

         The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest expense, amortization of debt issuance costs, capitalized interest and the portion of rental expense representing our estimate of interest included in rental payments made under operating leases. "Earnings" consist of income before income taxes and cumulative effect of a change in accounting principle and before fixed charges, excluding capitalized interest.

         The pro forma ratio of earnings to fixed charges gives effect to the issuance of the notes and the use of the net proceeds from the issuance to reduce our senior indebtedness.

                            DESCRIPTION OF THE NOTES

         We issued the notes under an indenture, dated as of August 7, 2003, between us and The Bank of New York, a New York banking corporation, as trustee. Initially, The Bank of New York also acts as paying agent, conversion agent and calculation agent for the notes. The terms of the notes include those provided in the indenture and those provided in the securities purchase agreement and registration rights agreement, each of which we entered into with the initial purchasers of the notes.

         The following description is only a summary of the material provisions of the notes and the indenture. The form of note, the indenture, the securities purchase agreement and registration rights agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the notes.

         When we refer to "Dave & Buster's", "we", "our" or "us" in this section, we refer only to Dave & Buster's, Inc., a Missouri corporation, and not its subsidiaries.

GENERAL

         The notes:

         -        are $30,000,000 in aggregate principal amount;

         - were issued only in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000;

         - are general unsecured obligations of Dave & Buster's, ranking equally with all of our other obligations that are unsecured and unsubordinated; as indebtedness of Dave & Buster's, the notes are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

         - are convertible into our common stock initially at a conversion price of $12.92 per share, under the conditions and subject to such adjustments as are described under "-Conversion Rights";

         - are redeemable at our option in whole or in part beginning on August 7, 2006 upon the terms set forth under "-Optional Redemption by Us";

         - are subject to repurchase by us at the holder's option upon a change in control of Dave & Buster's or in the event our common stock is no longer traded on a national securities exchange, upon the terms and at the repurchase prices set forth below under "-Repurchase of Notes at the Option of Holders"; and

         - mature on August 7, 2008, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

         The notes bear interest at the annual rate shown on the cover page of this prospectus. Interest accrues on the notes from August 8, 2003. Interest will be paid on each February 15 and August 15 of each year, beginning on February 15, 2004 subject to limited exceptions if the notes are converted, redeemed or repurchased prior to an interest payment date. The record dates for payment of interest are February 1 and August 1. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

         No sinking fund is provided for the notes, and the notes will not be subject to defeasance.

         You may present definitive notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at The Bank of New York, 101 Barclay Street, Floor 8W, New York, New York 10286, Attention: Corporate Trust Administration. For information regarding conversion, registration of transfer and exchange of global notes, see "-Form, Denomination and Registration." No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CONVERSION RIGHTS

General

         A holder may convert any outstanding notes at any time prior to maturity into our common stock at an initial conversion price of $12.92 per share of common stock. The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional share based upon the sale price of our common stock on the business day immediately preceding the conversion date. A holder may convert notes only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

         If a holder delivers a notice regarding its election to require us to repurchase its notes following the occurrence of a repurchase event as described under "Repurchase of Notes at Option of Holders," the holder may convert such notes only if the holder withdraws such repurchase notice by delivering a written notice of withdrawal to us prior to the close of business on the last business day prior to the day fixed for repurchase.

         If a holder exercises the right of conversion prior to August 7, 2005, we will make an additional payment in cash to the holder with respect to the notes converted in an amount equal to $50.00 per each $1,000 principal amount of notes converted.

         We will pay in cash, on any note or portion of a note surrendered for conversion during the period from the close of business on any interest payment date to which interest has been fully paid through the close of business on the business day preceding the record date for the next such interest payment date, accrued and unpaid interest, if any, on the note or portion thereof surrendered for conversion to, but excluding, the date of conversion. Any such payment of interest will be made with respect to such note within ten business days after the conversion date. However, any note or portion of a note surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the business day next preceding such interest payment date shall (unless such note or portion of a note being converted shall have been called for redemption or shall have become due prior to such interest payment date as a result of a repurchase event) be accompanied by payment, in immediately available funds or other funds acceptable to us, of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted; provided, however, that no such payment need be made if there shall exist at the time of conversion a default in the payment of interest on the notes.

         Some of the holders of notes have agreed that their notes contain an additional limitation on their right to convert the notes. If a holder has agreed to this limitation, such holder may not convert its notes in excess of the principal amount of notes upon the conversion of which the number of shares of common stock beneficially owned by such holder would be equal to or exceed 9.99% of the number of shares of our common stock then issued and outstanding after giving effect to such conversion. Some of these holders have further elected that the 9.99% threshold described above be lowered to 4.99% as to any notes held by them. You should examine the form of notes being purchased to determine whether or not the limitation described in this paragraph has been selected by the original holder of such notes.

 Conversion Procedures

         A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if the holder exercises its conversion rights, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder's. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

         To convert a definitive note, a holder must:

         - complete the conversion notice on the back of the notes (or a facsimile thereof);

         - deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent, which initially is The Bank of New York; and

         - pay all taxes or duties, if any, as described in the preceding paragraph.

To convert interests in a global note, a holder must deliver to Depositary Trust Company the appropriate instruction form for conversion.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) will be delivered to the converting holder as soon as practicable on or after the conversion date.

 Conversion Rate Adjustments

         We will adjust the conversion rate if any of the following events occur:

                  (1) we issue common stock as a dividend or distribution on our common stock;

                  (2) we issue to all holders of common stock specified rights or warrants to purchase our common stock;

                  (3)      we subdivide or combine our common stock;

                  (4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities but excluding:

                           -        rights or warrants listed in (2) above;

                           - dividends or distributions listed in (1) above; and

                           -        cash distributions.

         To the extent that we continue, at the time of conversion of notes, to have a rights plan in effect, a holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

         In the event of:

         -        any reclassification of our common stock;

         - a consolidation, merger, binding share exchange or combination involving us; or

         - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of its notes , a holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had converted the notes into our common stock immediately prior to any of these events.

         We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY US

         Prior to August 7, 2006, the notes will not be redeemable at our option. Beginning on August 7, 2006, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to the issue price of the notes plus accrued and unpaid interest, if any, to the redemption date. We will give at least 30 days but not more than 90 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the last business day prior to the redemption date, unless we fail to pay all amounts due on redemption.

         If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount at maturity equal to the unredeemed principal at maturity portion of the notes. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF NOTES AT OPTION OF HOLDERS

         If a "repurchase event," as described below, occurs, a holder will have the right (subject to some exceptions set forth below) to require us to repurchase all of its notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount at maturity or integral multiples of $1,000. If the repurchase event occurs (1) prior to or on August 7, 2004, such repurchase shall be made in cash at a price equal to 115% of the principal amount of notes the holder elects to require us to repurchase,
(ii) after August 7, 2004 but prior to or on August 7, 2006, such repurchase shall be made in cash at a price equal to 110% of the principal amount of notes the holder elects to require us to repurchase and (iii) after August 7, 2006, but prior to or on August 7, 2008, such repurchase shall be made in cash at a price equal to 105% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to the applicable repurchase date.

         Unless we have previously called for redemption all of the outstanding notes and deposited or set aside an amount of money sufficient to redeem such notes on the redemption date, on or before the fifth business day following the occurrence of a repurchase event, we or the trustee will mail to the holders notice of the occurrence of the repurchase event and of your repurchase right arising as a result. We will issue a press release with respect to such repurchase event and also deliver a copy of such notice of a repurchase right to the Trustee.

         To exercise a repurchase right, a holder must deliver to the Trustee within 35 days after the repurchase event written notice of the exercise of such right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. An election to exercise a repurchase right shall be revocable at any time prior to, but excluding, the repurchase date, by delivering written notice to that effect to the trustee prior to the close of business on the business day prior to the repurchase date. If we fail to repurchase on the repurchase date any notes as to which the repurchase right has been properly exercised, then the principal amount of such notes shall, until paid, bear interest to the extent permitted by applicable law from the repurchase date at the rate borne by the note and each such note shall be convertible into common stock. If we are unable to repurchase on the repurchase date all of the notes (or portions of the notes) as to which the repurchase right has been properly exercised, the aggregate amount of notes we may repurchase shall be allocated pro rata among each note (or portion of a note) surrendered for repurchase, based on the principal amount of such note, in proportion to the aggregate amount of notes surrendered for repurchase.

         A "repurchase event" will occur upon a change in control of Dave & Buster's or if our common stock is no longer listed for trading on a United States national securities exchange.

         A "change in control" will be deemed to have occurred when any of the following has occurred:

         - the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; or

         - any time that a majority of the members of the board of directors of Dave & Buster's are not "continuing directors;"

         - approval by our stockholders of any plan or proposal for the liquidation, dissolution or winding up of Dave & Buster's; or

         - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction.

A change in control will not be deemed to have occurred if at least 90% of the consideration in the transaction or transactions constituting the change in control consists of (and the capital stock into which the notes would be convertible consists of) shares of capital stock of an entity with a market capitalization of at least $300 million that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States. For purposes of this provision, a "continuing director" is a person who either was one of our existing directors on August 7, 2003 or is subsequently elected or nominated for election by a majority of continuing directors at the time of such election or nomination.

         Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

         The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, a holder's ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

         If the paying agent holds money or common stock sufficient to pay the purchase price of the notes which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those notes will cease to be outstanding and original issue discount and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. After the repurchase date, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes.

         The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including some recapitalizations, that would not constitute a change in control for purposes of the notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

         Our ability to repurchase notes for cash upon the occurrence of a change in control is subject to important limitations. Our ability to repurchase the notes for cash may be limited by restrictions on the ability of Dave & Buster's to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change in control could cause an event of default under, or be prohibited or limited by the terms of, agreements governing other indebtedness of ours. We cannot assure any holders that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right.

         The change in control purchase feature of the notes may in some circumstances make it more difficult to, or discourage, a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

         -        to accumulate shares of our common stock;

         - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

         -        by management to adopt a series of anti-takeover provisions.

         Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

COVENANTS

         Leverage Ratio Incurrence Test

         We have agreed that we will not incur, and will not permit any of our subsidiaries to incur, any additional "LR Indebtedness," as described below, unless the ratio of LR Indebtedness to our EBITDA for the prior four fiscal quarters is not greater than 3.5 to 1.0 after giving effect to the proposed increase to LR Indebtedness. Any indebtedness incurred in violation of this covenant does not constitute "senior indebtedness" to which the notes are subordinated.

         The term "Leverage Ratio" shall mean the ratio of LR Indebtedness to EBITDA for the prior four fiscal quarters.

         The term "EBITDA" shall mean for any fiscal period, as applicable, the sum of our operating income and our subsidiaries on a consolidated basis, plus depreciation and amortization expense deducted from such amount as calculated by our chief financial officer consistent with the information presented in our financial statements filed with the Commission or provided to the trustee in accordance with the indenture.

         The term "LR Indebtedness" includes

         -        the LR Senior Indebtedness;

         - the indebtedness represented by the notes and indebtedness which ranks equally with the notes in right of payment; or

         - purchase money indebtedness and any other indebtedness secured by a mortgage, pledge, lien or similar encumbrance affecting title to the assets of Dave & Buster's or its subsidiaries.

         The term "LR Senior Indebtedness" generally includes all "senior indebtedness," described under "Subordination" below, other than

         - obligations under interest or currency swap agreements and similar agreements;

         -        obligations in respect of letters of credit; or

         -        obligations as lessee under leases of personal property.

         Cash Distributions

         We have agreed that if we, by dividend or otherwise, distribute to all holders of our common stock cash (excluding any cash that is distributed upon a merger or consolidation), then we will also make such distribution on the same terms to the holders of the notes as of the record date for such distribution, and each holder of notes is to be treated for such purpose as holding the greatest whole number of shares of common stock issuable upon conversion of all notes held by such holder as of the record date for such distribution (without regard to any limitation on the noteholder's right to convert the notes into such shares as of such date).

SUBORDINATION

         Payment of the notes is subordinate and junior and subject in right of payment to the prior payment in full in cash of all our "Senior Indebtedness" now outstanding or incurred in the future.

         "Senior Indebtedness" generally consists of all obligations of us and our subsidiaries for borrowed money unless the instrument creating or evidencing the same or under which the same is outstanding expressly provides that the same is not senior in right of payment to the notes. Senior Indebtedness does not include our liability for taxes, accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees of such amounts or instruments evidencing such liabilities), any obligations with respect to our equity securities or any indebtedness or obligation of us or our subsidiaries that by its terms is subordinate or junior in right of payment to any other indebtedness or obligation of ours. As of May 4, 2003, we had approximately $64 million in senior indebtedness outstanding.

         No payment on account of principal of or interest on the notes may be made, and no notes may be redeemed or purchased directly or indirectly by us or our subsidiaries), if at the time of such payment, redemption or purchase or immediately after giving effect to such payment, redemption or purchase:

         - a default in the payment of principal, premium, if any, interest, rent or other obligations in respect of any Senior Indebtedness occurs and is continuing (a "Payment Default") unless and until such Payment Default shall have been cured or waived or shall have ceased to exist; or

         - we have received notice (a "Payment Blockage Notice") from the holders of "Designated Senior Debt" that there exists under such Designated Senior Debt a default, which shall not have been cured or waived, permitting the holder or holders of such Designated Senior Debt to declare such Designated Senior Debt due and payable, but only for the period (the "Payment Blockage Period") commencing on the date of receipt of the Payment Blockage Notice and ending on the earlier of the date such default shall have been cured or waived or the 180th day immediately following our receipt of such Payment Blockage Notice.

         The term "Designated Senior Debt" generally refers to indebtedness under our "Senior Credit Facility" but also includes any Senior Indebtedness consisting of indebtedness for borrowed money which, at the time of determination, has an aggregate principal amount of at least $2,000,000 if the instrument creating or evidencing the same expressly provides that such indebtedness shall be "Designated Senior Debt."

         The term "Senior Credit Facility" refers to our revolving credit and term loan agreement with Fleet National Bank as lender and administrative agent and the other financial institutions from time to time party to the agreement, including any agreement extending the maturity of, refinancing, replacing, increasing the amount of, or otherwise restructuring all or any portion of the indebtedness under such agreement.

         We will resume payments on and distributions in respect of the notes on the date upon which a Payment Default is cured or waived or ceases to exist. Unless the holders of Designated Senior Debt shall have accelerated the maturity of such

Designated Senior Debt or there is a Payment Default, we will resume payments on the notes after the end of each Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period.

         In the event of any bankruptcy, insolvency or other similar proceeding initiated by or against us or any dissolution or winding up or total or partial liquidation or reorganization of us, all principal and interest due upon any Senior Indebtedness shall first be paid in full before any holders of the notes shall be entitled to receive or, if received, to retain any payment or distribution on account of the notes.

         The subordination provisions are intended solely for the purposes of defining the relative rights of the holders of the notes and the holders of Senior Indebtedness. The subordination provisions in no way are intended to impair, as between us and any holders of the notes, our unconditional and absolute obligation to pay to the holders of the notes the principal of the notes (and premium, if any) and interest thereon, in accordance with the terms of the notes.

MERGER AND SALES OF ASSETS

         The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

         - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, the District of Columbia or specified jurisdictions outside the United States;

         - such person assumes all obligations of Dave & Buster's under the notes and the indenture; and

         - Dave & Buster's or such successor is not then or immediately after such consolidation or merger in default under the indenture.

         The occurrence of some of the foregoing transactions could constitute a change in control.

         This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

         Each of the following constitutes an event of default under the indenture:

         - default in our obligation to pay the principal of the notes at maturity or otherwise;

         - default for a period of 30 days in our obligation to pay the interest on the notes;

         - default in our obligation to convert notes into shares of our common stock within 30 days of the exercise of a holder's conversion right;

         - default in our obligation to repurchase notes at the option of holders;

         - default in our obligation to redeem notes after we have exercised our redemption option;

         - our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture or any of the related transaction documents for a period of 30 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount at maturity of the notes then outstanding;

         - any of the representations or warranties made by us in the indenture, the notes or the related transaction documents shall be false or misleading in any material respect at the time made and such condition (to the extent capable of being cured) shall continue uncured for a period of 10 business days after written notice of default is given to us by the trustee or holders of not less than 20% in aggregate principal amount at maturity of the notes then outstanding;

         - a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Dave & Buster's or our significant subsidiaries in an aggregate amount of $2 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 20% in aggregate principal amount at maturity of the notes then outstanding; and

         - specific events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of default in the payment of the principal of, or premium, if any, or interest on any of the notes.

         If an Event of Default occurs and is continuing, the trustee may in its discretion proceed to protect and enforce the rights vested in it by the indenture by such appropriate judicial proceedings as the trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in the indenture or in aid of the exercise of any power granted in the indenture, or to enforce any other legal or equitable right vested in the trustee by the indenture or by law.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount at maturity of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

Changes Requiring Approval of Each Affected Holder

         The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

         - change the maturity of any note or the payment date of any installment of interest payable on any notes;

         - reduce the principal amount at maturity of, or any interest on, redemption price or purchase price (including change in control purchase price) on, any note;

         - impair or adversely affect the conversion rights of any holder of notes;

         -        change the currency of payment of the notes;

         - modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

         - reduce the percentage in aggregate principal amount at maturity of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

         - reduce the percentage in aggregate principal amount at maturity of notes outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

         The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding.

Changes Requiring No Approval

         The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of notes;

         - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

         - complying with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of notes.

FORM, DENOMINATION AND REGISTRATION

Denomination and Registration. The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. Notes may be issued as definitive notes or global notes. Definitive notes are registered in the names of the registered holders. Global notes are registered in the name of a depositary or its nominee for the holders. As of the date of this prospectus, all of the notes have been issued as definitive notes.

Global Notes: Book-Entry Form. It is anticipated that any global notes will be registered in the name of Cede & Co. as nominee for Depositary Trust Company ("DTC").

         Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

         So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

         - will not be entitled to have certificates registered in their names;

         - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

         -        will not be considered holders of the global notes.

         The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

         We will wire, through the facilities of the trustee, payments of principal, issue price, original issue discount, and interest payments on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Dave & Buster's, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal and issue price of, and interest and accrued original issue discount on, the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name".

         Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder's ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

         Neither Dave & Buster's nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount at maturity of the notes for which directions have been given.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of Dave & Buster's, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

         According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Restrictions on Transfer; Legends

         The notes are subject to restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

GOVERNING LAW

         The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the notes. Mellon Investor Services, LLC is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF NOTES

         We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the notes and of our common stock and amounts of interest and contingent payments, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                           DESCRIPTION OF THE WARRANTS

         We issued the notes under a warrant agent agreement, dated as of August 7, 2003, between us and The Bank of New York, a New York banking corporation, as warrant agent.

         The following description is only a summary of the material provisions of the warrants and the warrant agent agreement. The form of warrant and of the warrant agent agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the warrants.

         When we refer to "Dave & Buster's", "we", "our" or "us" in this section, we refer only to Dave & Buster's, Inc., a Missouri corporation, and not its subsidiaries.

GENERAL

         Each warrant is exercisable for one share of our common stock, initially at an exercise price of $13.46 per share, subject to adjustment upon certain events. The warrants are exercisable at any time on or before August 7, 2008, unless earlier terminated by us under specific circumstances.

WARRANT AGENT

         The Bank of New York serves as the warrant agent under a warrant agent agreement in order to facilitate the transfer, exchange and exercise of warrants.

         The warrant agent will register the transfer of any outstanding warrant certificates upon surrender of the warrant duly endorsed or accompanied (if so required by us) by a duly executed written instrument of transfer in form satisfactory to us. Upon any such registration of transfer, a new warrant certificate shall be issued to the transferee(s) and the surrendered warrant certificate shall be cancelled by the warrant agent. Cancelled warrant certificates shall thereafter be disposed of by the warrant agent in its customary manner.

         Warrant certificates may be exchanged at the option of the holders, when surrendered to the warrant agent at its principal corporate trust office, which is currently located at the address 101 Barclay Street, Floor 8W New York, New York 10286, Attention: Corporate Trust Administration, for another warrant certificate or other warrant certificates of like tenor and representing in the aggregate a like number of warrants. Any holder desiring to exchange a warrant certificate shall deliver a written request to the warrant agent, and shall surrender, duly endorsed or accompanied (if so required by the warrant agent) by a duly executed written instrument or instruments of transfer in form satisfactory to the warrant agent, the warrant certificate or certificates to be so exchanged. Warrant certificates surrendered for exchange shall be cancelled by the warrant agent. Such cancelled warrant certificates shall then be disposed of by the warrant agent in its customary manner.

EXERCISE OF THE WARRANTS

         The warrants may be exercised in whole or in part. If a holder desires to exercise the warrants, it must deliver an exercise notice which specifies the number of shares of common stock to be purchased upon exercise ("warrant shares"). Unless the holder has elected a "cashless exercise" of the warrant, the notice must also be accompanied by payment to the warrant agent of an amount equal to the exercise price multiplied by the number of warrant shares as to which the warrant is being exercised in cash or delivery of a certified check or bank draft payable to the order of the warrant agent or wire transfer of immediately available funds. A holder may in its sole discretion elect, in lieu of making such cash payment, instead to receive upon such exercise the net number of shares of common stock (a "Cashless Exercise") determined according to the following formula:

                         Net Number = (A x B) - (A x C)
                                      -----------------
                                              B

For purposes of the foregoing formula:

A= the total number of shares with respect to which the warrant is then being exercised.

B= the closing price of the common stock on the trading day immediately preceding the date of the exercise notice.

C= the exercise price then in effect for the applicable warrant shares at the time of such exercise.

         We shall not be required to issue fractions of shares of common stock upon exercise of the warrants or to distribute certificates which evidence such fractional shares. In lieu of any fractional shares, there shall be paid to the holder an amount of cash equal to the same.

         We are generally obligated within five business days after exercise of a warrant to issue the holder a certificate for the number of shares of common stock to which the holder is entitled or to credit the holder's or its designee's balance account with DTC for such number of shares of common stock to which the holder is entitled upon the holder's exercise of the warrant. If we fail to complete such issuance by such required date (the "Warrant Share Delivery Date"), we shall pay as additional damages in cash to such holder on each day after we failed to take such action in an amount equal to 0.5% per month multiplied by the product of (1) the sum of the number of shares of common stock not issued to the holder on or prior to the Warrant Share Delivery Date and to which such holder is entitled and, in the event we have failed to deliver a warrant to the holder on or prior to the Warrant Delivery Date and to which such holder is entitled, the number of shares of common stock issuable upon exercise of the warrant as of the Warrant Delivery Date and (2) the closing price of the common stock on the Warrant Share Delivery Date, in the case of failure to deliver common stock, or on the Warrant Delivery Date, in the case of failure to deliver a warrant.

         Some of the holders of warrants have agreed that their warrants contain an additional limitation on their right to exercise the warrants. If a holder has requested such limitation, such holder may not exercise its warrants in excess of the number of warrants upon the exercise of which the number of shares of common stock beneficially owned by such holder would be equal to or exceed 9.99% of the number of shares of common stock then issued and outstanding after giving effect to such exercise. Some of these holders have further elected that the 9.99% threshold described above be lowered to 4.99% as to them. You should examine the form of warrants being purchased to determine whether or not the limitation described in this paragraph has been selected by the original holder of such warrants.

         We shall pay any and all documentary, stamp, transfer and other similar taxes which may be payable with respect to the issuance and delivery of shares of common stock issued upon exercise of the warrants.

COMPANY TERMINATION OF THE WARRANTS

         If at any time after August 6, 2006, the closing price per share of the common stock has exceeded 150% of the exercise price of the warrants then in effect for any 15 trading days within a period of 20 consecutive trading days, then we may at our option elect to terminate the warrants. We may not exercise this right unless:

         - a shelf registration statement covering resales of the common stock issuable upon exercise of the warrants is effective and available for use by the holders of warrants through the date of termination of the warrants; or

         - the warrant shares issuable upon a Cashless Exercise may be sold pursuant to Rule 144 under the Securities Act

         We must mail a notice of termination of the warrants to holders of the warrants within 10 days after the 20 day trading period described above. We will contemporaneously issue a press release containing substantially the same information as the notice of termination. If we have followed all of the foregoing procedures and if no event of default shall have occurred under the notes, any warrant not exercised before the close of business on the 90th day after the mailing date of the notice of termination shall automatically be deemed exercised in a Cashless Exercise.

ADJUSTMENT OF EXERCISE PRICE

         We will adjust the exercise price, the number of warrant shares issuable upon the exercise of each warrant and the number of warrants outstanding if any of the following events occur:

                  (1) we issue common stock as a dividend or distribution on our common stock;

                  (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

                  (3)      we subdivide or combine our common stock;

                  (4) we distribute to all holders of our common stock cash, capital stock, evidences of indebtedness or assets but excluding:

                           -        rights or warrants listed in (2) above; and

                           - dividends or distributions listed in (1) above.

         To the extent that we continue to have a rights plan in effect at the time of exercise of the warrants into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of exercise, subject to limited exceptions.

         In the event of:

         -        any reclassification of our common stock;

         - a consolidation, merger, binding share exchange or combination involving us; or

         - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon exercise of a holder's warrants, the holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had exercised the warrants immediately prior to any of these events.

         We will not be required to make an adjustment to the exercise price unless the adjustment would require a change of at least one percent in the exercise price. However, we will carry forward any adjustments that are less than one percent of the exercise price. Except as described above in this section, we will not adjust the exercise price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

         We may also make such reductions in the exercise price as our board of directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

         To the extent permitted by applicable law, we may reduce the exercise price by any amount for any period of time of at least 20 days, if the reduction is irrevocable during such period and our board of directors has made a determination that such reduction would be in our best interests.

         Upon each adjustment of the exercise price, each warrant shall evidence the right to purchase that number of shares of common stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of common stock purchasable immediately prior to such adjustment upon exercise of the warrant by the exercise price in effect immediately prior to such adjustment and dividing the product so obtained by the exercise price in effect immediately after such adjustment. The adjustment to the number of shares of common stock purchasable upon exercise of a warrant shall be made each time an adjustment of the exercise price is made.

AMENDMENTS

         The warrants may be amended, changed, waived, discharged, or terminated only by an instrument in writing signed by us and holders of a majority of the shares issuable upon exercise of the warrants. However, we may not increase the exercise price, or decrease the number of shares or class of stock issuable upon exercise of any warrants, without the written consent of the holder of any such warrant.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The following description of our capital stock is subject to our restated certificate of incorporation and bylaws and the provisions of applicable Missouri law.

AUTHORIZED CAPITAL

         We currently have authority to issue 50 million shares of common stock, par value $.01 per share. As of June 5, 2003, 13,385,115 shares of our common stock were issued and outstanding.

         We also have authority to issue 10 million shares of preferred stock. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors. No shares of our preferred stock are currently issued and outstanding.

VOTING RIGHTS

         Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

DIVIDEND AND LIQUIDATION RIGHTS

         The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any securities of Dave & Buster's. Upon liquidation, dissolution or winding up of Dave & Buster's, the holders of our common stock are entitled to receive pro rata the assets of Dave & Buster's which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

         We have, to date, not paid cash dividends to holders of outstanding shares and do not intend to do so in the future.

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

         We have entered into a stockholder protection rights agreement. Under the rights agreement, we have issued, for each share of common stock outstanding, one right to purchase 1/100 of a newly issued share of Series A Junior Participating Preferred Stock for $75. Each share of Series A Junior Participating Preferred Stock is entitled to one vote on all matters submitted to a vote of stockholders. However, the rights issued under the rights agreement will not be exercisable initially. The rights will trade with our common stock and no certificates will be issued until certain triggering events occur involving acquisitions of our common stock. Depending upon the circumstances, all holders except a person seeking to acquire us may be entitled to:

         - acquire shares of common stock having a market value of twice the exercise price of each right;

         - exchange a right for one share of common stock or 1/100 of a share of Series A Junior Participating Preferred Stock; or

         - receive shares of the acquiring person's stock having a market value of twice the exercise price of each right.

         The rights have no voting privileges and remain in existence until June 2005, unless redeemed by our board of directors at a price of $.01 per right. We may, from time to time, supplement or amend the rights agreement without holder approval, as long as any amendment does not materially adversely affect holders' interests or to correct any ambiguity or inconsistency in the rights.

         The rights could cause substantial dilution to a person or group that attempts to acquire Dave & Buster's without conditioning the offer on redemption of the rights or on substantially all of the rights also being acquired. The rights should not, however, interfere with any merger or other business combination approved by our board of directors because the rights may be redeemed by us as described above.

STATUTORY PROVISIONS ADDRESSING BUSINESS COMBINATIONS

         We may be subject to the provisions of Sections 351.407 and 351.459 of the Missouri Business Corporation Laws. These provisions prohibit a publicly held Missouri corporation like us from engaging in a business combination with an interested stockholder for a period of five years after the date of the transaction in which the stockholder became an interested stockholder, unless prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions also serve to potentially limit the voting rights of a stockholder which acquires shares of common stock in a business combination in an amount exceeding certain percentage thresholds, unless the articles or bylaws of the Missouri corporation provide that limitation does not apply.

         A "business combination" includes a merger, consolidation or similar transaction. An "interested stockholder" is a person, other than us and any direct or indirect majority owned subsidiary of ours, who is the owner of 20% or more of any class of our outstanding voting stock, of an affiliate or associate of such person.

         These provisions apply only to corporations which have a principal place of business, principal office or substantial assets in Missouri. Whether we will meet this standard at any particular time is not certain.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

                     CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

         The following discussion is a summary of certain U.S. federal tax consequences relevant to the purchase, ownership, and disposition of the notes, warrants and common stock acquired upon conversion of notes or exercise of warrants by persons who hold the notes, warrants or common stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). This discussion is based upon the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion does not discuss every aspect of U.S. federal taxation that may be relevant to a particular taxpayer in light of its personal circumstances or to persons who are otherwise subject to special tax treatment (including, without limitation, banks, broker-dealers, insurance companies, pension and other employee benefit plans, tax exempt organizations and entities, investors who hold the notes, warrants or common stock through partnerships or other pass-through entities, persons who acquire notes and warrants in connection with the performance of services, U.S. expatriates, persons holding the notes, warrants or common stock as a part of a hedging or conversion transaction or a straddle, certain hybrid entities and owners of interests therein, holders whose functional currency is not the U.S. dollar and, except to the limited extent described below, persons who are not U.S. holders (as defined below)), and it does not discuss the effect of any U.S. state and local or non-U.S. tax laws or U.S. tax laws other than U.S. federal income tax law except to the limited extent described below with respect to the U.S. federal estate tax. This discussion is also limited to initial holders who purchase notes and warrants for cash at the original offering price. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the purchase, ownership, or disposition of the notes, warrants or common stock and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. Each prospective purchaser is urged to consult its own tax advisor with respect to the U.S. federal income tax consequences of holding and disposing of notes, warrants and common stock, as well as the tax consequences applicable under the laws of any U.S., state, local or non-U.S. taxing jurisdiction.

U.S. HOLDERS

         This section summarizes certain U.S. federal income tax consequences of the ownership and disposition of the notes, warrants and common stock by "U.S. holders." The term "U.S. holder" means a beneficial owner of notes, warrants, or common stock that is:

                  a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

                  a corporation created or organized in the United States or under the laws of the United States or of any state or political subdivision thereof;

                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

                  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous day.

         If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, warrants, or common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of notes, warrants, or common stock that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of notes, warrants, and common stock.

Issue Price of the Notes and Warrants

         For U.S. federal income tax purposes, the notes and the warrants will be treated as an investment unit. The "issue price" of the unit will be the first price at which a substantial portion of the units is sold, disregarding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The issue price of a note is determined by allocating the issue price of the units between the note and the warrants based on their relative fair market values. We will treat 96.134% of the issue price of each unit as allocable to the note and 3.866% of the issue price as allocable to the warrants. Our allocation of the issue price is binding on you unless you explicitly disclose on a statement attached to your income tax return that you have made a different determination. Our allocation is not binding on the Internal Revenue Service, which may challenge such allocation. If the Internal Revenue Service successfully asserts that the issue price of a note is less than the amount allocated by us, a greater amount of original issue discount (as discussed below) will accrue on the notes.

TAX TREATMENT OF THE NOTES

Stated Interest

         Stated interest paid or accrued on the notes will be taxable to a U.S. holder as ordinary income in accordance with the holder's method of accounting for federal income tax purposes.

Original Issue Discount

         The notes have been issued with "original issue discount" for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the "stated redemption price at maturity" of the note over its issue price.

The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder, other than payments of stated interest. The "issue price" of a note will be that portion of the issue price of the unit that is allocated to the note under the rules described in "Issue Price of the Notes and Warrants," above.

         Each initial U.S. holder of a note must include original issue discount in income as ordinary interest income for federal income tax purposes as it accrues using a constant yield method in advance of the receipt of cash payments attributable to such income, regardless of such holder's regular method of tax accounting. In general, the amount of original issue discount includible by a U.S. holder is the sum of the "daily portions" of original issue discount with respect to a note for each day during the taxable year (or portion of the taxable year) on which the holder held such note. The daily portion is determined by allocating to each day in an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the original issue discount allocable to such accrual period. The amount of original issue discount allocable to an accrual period is the product of the "adjusted issue price" of the note at the beginning of the accrual period multiplied by its yield to maturity, less the amount of any stated interest allocable to such accrual period. The adjusted issue price of a note at the beginning of an accrual period is equal to its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments other than payments of stated interest made during all prior accrual periods. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the note (other than stated interest) and the note's adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

Mandatory Repurchase

         If a repurchase event (as defined in the indenture) occurs, the holders of the notes will have the right to require us to purchase their notes for an amount greater than the aggregate principal amount, plus accrued interest. Under applicable Treasury regulations, computation of yield and maturity of the notes is not affected by an additional payment right if, based on all the facts and circumstances as of the issue date, payments on the notes are significantly more likely than not to occur in accordance with the stated payment schedule on the notes (which does not reflect the occurrence of a repurchase event). We believe, based on all the facts and circumstances as of the issue date, that it is significantly more likely than not that the notes will be paid according to their stated payment schedule. Therefore, we have not taken the potential additional payment into account in determining the yield and maturity of the notes. The Internal Revenue Service may take a different position, which could result in a greater amount of original issue discount accruing under the notes.

Additional Amounts Payable on Early Conversion

         If a holder of a note elects to convert the note into common stock prior to August 7, 2005, we will pay the holder in cash an amount equal to $50 per $1,000 principal amount of the notes converted. In addition, if we make a cash distribution to all holders of our common stock, then we will also make a corresponding payment to each holder of notes on an as-converted basis. Under applicable Treasury regulations, computation of yield and maturity of the notes is not affected by an additional payment right if, based on all the facts and circumstances as of the issue date, payments on the notes are significantly more likely than not to occur in accordance with the stated payment schedule on the notes (which does not reflect the payment of additional amounts in the event of early conversion or cash distribution). We believe, based on all the facts and circumstances as of the issue date, that it is significantly more likely than not that the notes will not be converted prior to August 7, 2005, and that we will not make a cash distribution to all holders of our common stock while notes are outstanding. Therefore, we have not taken the potential additional payments to holders of notes into account in determining the yield and maturity of the notes. If our position is correct, then any such additional amount, if it becomes payable, would be taxable to a U.S. holder as interest income or other ordinary income at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes. The Internal Revenue Service may take a different position, which could result in a greater amount of original issue discount accruing under the notes.

Conversion

         A U.S. holder of a note generally will not recognize gain or loss on the conversion of a note into common stock except with respect to any cash received in lieu of a fractional share. The U.S. holder's holding period for the common stock received upon conversion will include the period during which the note was held, and the U.S. holder's aggregate tax basis in the common stock received upon conversion will be equal to the holder's adjusted tax basis in the note at the time of conversion, increased by the aggregate conversion price, less any portion allocable to the fractional share. A U.S. holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the portion of the holder's tax basis in the note that is attributable to such fractional share. This gain or loss will be capital gain or loss and will be taxable in the same manner as described under "Sale, Retirement, Redemption, or Other Taxable Disposition of Notes," below.

Changes in Conversion Price

         The terms of the notes allow for changes in their conversion price in certain circumstances. A change in the conversion price that allows U.S. holders of notes to receive more shares of common stock upon conversion and has the effect of increasing such holders' proportionate interest in our earnings and profits could be treated as though such holders received a dividend in the form of our common stock. Such a constructive stock dividend could be taxable to such holders, although such holders would not actually receive any cash or other property with which to pay the related tax. However, a change in the conversion price to prevent the dilution of such holders' interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase the holders' proportionate interests in our earnings and profits and should not be treated as a constructive stock dividend. Any taxable constructive stock dividend resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. See below under "Tax Treatment of Common Stock--Distributions."

Sale, Retirement, Redemption, or Other Taxable Disposition of Notes

         Upon the sale, retirement, redemption, or other taxable disposition of a note, a U.S. holder will recognize gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in exchange therefor (except to the extent attributable to accrued interest, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income) and (2) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the price paid for such note, increased by the amount of original issue discount previously included in such holder's income, and decreased by the amount of any payments received on the note other than payments of stated interest. Generally, any such gain or loss recognized by a U.S. holder upon the sale, retirement, redemption, or other taxable disposition of a note will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

TAX TREATMENT OF WARRANTS

Exercise

         A U.S. holder generally will not recognize gain or loss upon exercise of a warrant (except with respect to any cash received in lieu of a fractional share, which will be taxed in a manner similar to that described above under "Conversion"). A U.S. holder's initial tax basis in a warrant will be equal to the portion of the issue price of the unit allocable to the warrant (as described above under "Issue Price of the Notes and Warrants"). A U.S. holder will have a tax basis in the common stock received upon the exercise of a warrant equal to the sum of its tax basis in the warrant and the aggregate cash exercise price paid in respect of such exercise, less any amount attributable to the fractional share. The holding period of common stock received upon the exercise of a warrant will commence on the day after the warrant is exercised. Although the tax consequences of a cashless exercise are not clear, it is possible that a cashless exercise would result in a taxable exchange in which capital gain or loss would be recognized in an amount equal to the exercise price less the tax basis of the property exchanged in the exercise. Alternatively, it is possible that a cashless exercise would be considered a recapitalization for federal income tax purposes, in which case a U.S. holder's tax basis in the common stock received would equal its tax basis in the surrendered warrants, and the holding period of such common stock would include the holding period of the surrendered warrants.

Expiration and Disposition

         If a warrant expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Upon the sale, exchange, or redemption of a warrant, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and the U.S. holder's tax basis in such warrant. Such gain or loss will be long-term capital gain or loss if, at the time of such sale, exchange, or redemption, the warrant has been held for more than one year. The deductibility of capital losses is subject to limitation.

Adjustments to Exercise Ratio

         Adjustments made to the number of shares that may be acquired upon the exercise of a warrant or to the exercise price thereof, or the failure to make such adjustments, may result in a constructive distribution to holders of warrants, in a manner similar to that described above under "Tax Treatment of the Notes--Changes in Conversion Price." As a result, U.S. holders of warrants may be required to include amounts in income even though such holders will not have received any cash or other property with which to pay the related tax.

Registration Delay Payments

         We may be required to pay additional amounts to holders of the warrants if we do not meet deadlines set forth in the registration rights agreement. The tax treatment of such registration delay payments with respect to the warrants is unclear. Such payments may be treated as a tax-free purchase price adjustment, but it is possible that the Internal Revenue Service would treat such payments, if made, as taxable to a U.S. holder as ordinary income at the time such payments accrue or are received in accordance with the holder's method of tax accounting.

TAX TREATMENT OF COMMON STOCK

Distributions

         Any distribution we make in respect of our common stock will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock, and thereafter as capital gain. Under recently enacted legislation, dividend income received by an individual U.S. holder in a tax year beginning on or before December 31, 2008 and that satisfies certain requirements generally will be subject to tax at a reduced rate. Unless the reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning after December 31, 2008 dividends will be taxed at regular ordinary income rates. Subject to some restrictions, dividends received by a U.S. holder that is a corporation will be eligible for a dividends received deduction.

Registration Delay Payments

         We may be required to pay additional amounts to holders of common stock acquired pursuant to the conversion of a note or the exercise of a warrant if we do not meet deadlines set forth in the registration rights agreement. The tax treatment of such registration delay payments is unclear. Such payments may be treated as a tax-free purchase price adjustment, but it is possible that the IRS would treat such payments, if made, as taxable to a U.S. holder as ordinary income at the time such payments accrue or are received in accordance with the holder's method of tax accounting.

Disposition of Common Stock

         A U.S. holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of common stock in an amount equal to the difference between (1) the amount of cash and the fair market value of any other property received in exchange for such stock and (2) the U.S. holder's tax basis in the common stock. Generally, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the common stock has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

Information Reporting; Backup Withholding

         We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid or accrued and the amount of original issue discount accrued on the notes and dividends paid on the common stock.

         A U.S. holder may be subject to backup withholding with respect to interest and original issue discount paid on the notes, dividends paid on the common stock, and proceeds received from a disposition of the notes, warrants, or shares of common stock. The backup withholding rate currently in effect is 28%. Some holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

                  fails to furnish its U.S. taxpayer identification number, which for an individual is ordinarily his or her Social Security number;

                  furnishes an incorrect taxpayer identification number;

                  has been notified by the Internal Revenue Service that it has failed properly to report payments of interest or dividends; or

                  fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

         A U.S. holder may claim exemption from backup withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder will be entitled to credit any amounts withheld under the backup withholding rules against its actual U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS

         This section summarizes the U.S. federal income and estate tax consequences of the purchase, beneficial ownership, and disposition of notes, warrants, and common stock issuable upon conversion of notes and exercise of warrants by a holder that is not a partnership or a U.S. holder, which we refer to as a "non-U.S. holder." For purposes of the following discussion, any interest or dividend income and any gain realized on the sale, exchange, or other disposition of a note, a warrant, or a share of common stock will be considered "U.S. trade or business income" if such interest, dividend, or gain
(1) is effectively connected with the conduct of a trade or business in the United States or (2) in the case of a treaty resident, is attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States. Generally, U.S. trade or business income is not subject to U.S. withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate than an applicable income tax treaty may specify.

Interest and Original Issue Discount

         In general, a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax with respect to stated interest or original issue discount received or accrued on the notes so long as each of the following requirements is satisfied:

                  the interest and original issue discount is not U.S. trade or business income (as defined above);

                  the non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock;

                  the non-U.S. holder is not a "controlled foreign corporation" (as defined for U.S. federal income tax purposes) that is related to us actually or constructively through stock ownership; and

                  the non-U.S. holder properly certifies as to its foreign status as described below.

         If all of these conditions are not met, a 30% U.S. withholding tax will apply to interest income on the notes unless either (1) an applicable income tax treaty reduces or eliminates such tax and a non-U.S. holder claiming the benefit of that treaty provides to us or our paying agent a properly executed IRS Form W-8BEN (or suitable substitute form) or (2) the interest is U.S. trade or business income (as defined above) and the non-U.S. holder provides an appropriate statement to that effect on IRS Form W-8ECI (or substitute form).

         A non-U.S. holder can generally satisfy the certification requirement by providing to us or our paying agent a properly executed IRS Form W-8BEN (or suitable substitute form). If the non-U.S. holder holds the notes through a financial institution or other agent acting on the holder's behalf, the holder may be required to provide appropriate certifications to the agent. The holder's agent will then generally be required to provide appropriate certifications to us. Special rules in Treasury regulations apply to foreign partnerships, estates, and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners, or beneficiaries may have to be provided to us. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the Internal Revenue Service, and such intermediaries generally are not required to forward any certification forms received from non-U.S. holders. We urge non-U.S. holders to consult their tax advisors for information on the impact of these withholding and certification rules.

Dividends on Common Stock

         Except as discussed above with respect to U.S. trade or business income, dividends (i.e., distributions or deemed distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes) paid to non-U.S. holders of common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. In general, to claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income (as defined above), a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for U.S. trade or business income, in either case prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. Non-U.S. holders should consult their tax advisors with respect to their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Notes, Warrants, or Common Stock

         Non-U.S. holders generally will not be subject to U.S. federal income taxation, including by way of withholding, on gain realized on a sale, exchange, or other disposition of notes, warrants, or common stock unless:

                  the gain is U.S. trade or business income (as defined above);

                  in the case of a non-U.S. holder who is an individual, such non-U.S. holder is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

                  in the case of a disposition of common stock, we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder's holding period for the common stock.

         The tax relating to stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market values of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a non-U.S. holder disposes of its common stock.

Registration Delay Payments

         We may be required to pay additional amounts to holders of the notes, holders of the warrants, and holders of common stock acquired upon conversion of a note or exercise of a warrant if we do not meet deadlines set forth in the registration rights agreement. We intend to withhold tax at a 30% rate from any such payments to non-U.S. holders. If any of the payments were determined not to be subject to U.S. federal income taxation, a non-U.S. holder would be entitled to a refund of the tax withheld and could obtain such refund by filing an appropriate return with the IRS.

U.S. Federal Estate Tax

         Notes held or treated as held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the non-U.S. holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such notes would not have been considered U.S. trade or business income (as defined above). Common stock, and perhaps warrants, held or treated as held by an individual who is a non-U.S. holder at the time of his or her death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting; Backup Withholding

         When required, we will report to the appropriate holders and the IRS
(1) information with respect to the original issue discount accruing while the notes are held by the initial holders and amounts paid on or with respect to the notes, (2) dividends paid in respect of common stock, and (3) the amount of any tax withheld from such payments; and such amounts may be subject to backup withholding. The backup withholding rate currently in effect is 28%.

         A non-U.S. holder that provides a properly completed and executed IRS Form W-8BEN (or substitute form), signed under penalties of perjury, identifying the non-U.S. holder and certifying that the non-U.S. holder is not a United States person, will not be subject to backup withholding provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or otherwise does not satisfy the requirements for an exemption.

         Information reporting and backup withholding requirements with respect to the payment of proceeds from the disposition of notes, warrants, or shares of common stock are as follows:

         If the proceeds are paid to or through a U.S. office of a broker, they generally will be subject to information reporting and backup withholding as described above. However, no such reporting and withholding will be required if
(1) the holder either certifies as to its status as a non-U.S. holder under penalties of perjury on IRS Form W-8BEN (or substitute form) or otherwise establishes an exemption and (2) the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied.

         If the proceeds are paid to or through a foreign office of a non-U.S. broker, they will not be subject to information reporting or backup withholding unless the broker has certain types of relationships with the United States (a "U.S. related person").

         If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a U.S. related person, they generally will be subject to information reporting unless (1) the holder certifies as to its status as a non-U.S. holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-U.S. holder's foreign status and (2) the broker has no actual knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a U.S. related person, absent actual knowledge that the payee is a United States person.

         Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be credited against the non-U.S. holder's U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the Internal Revenue Service.

         The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the notes, the warrants, and the common stock received upon conversion of notes or exercise of warrants, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in federal and other tax laws.

                                 SELLING HOLDERS

         The notes and warrants were originally issued by us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the Securities

Act. These accredited buyers, together with their transferees, pledgees, donees or successors, comprise the persons who are "Selling Holders" under this prospectus and may from time to time offer and sell pursuant to this prospectus any or all of the notes, warrants and common stock issued upon conversion of the notes and exercise of the warrants.

         The following tables set forth information with respect to the Selling Holders and the respective principal amounts of notes, number of warrants and shares of common stock beneficially owned by each Selling Holder as of August 25,2003 that may be offered under this prospectus. Such information has been obtained from the Selling Holders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their securities.

         U.S. Bancorp Piper Jaffray has performed, and may perform in the future, financial advisory and investment banking services for us, including acting as placement agent in connection with the private placement of the notes and warrants. In addition, U.S. Bancorp Piper Jaffray is a registered broker-dealer. In the ordinary course of business, U.S. Bancorp Piper Jaffray may actively trade our securities for their own account and for the accounts of their customers. Accordingly, U.S. Bancorp Piper Jaffray may at any time hold long or short positions in such accounts. Except for these relationships, and as otherwise disclosed in this prospectus, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

         Because the Selling Holders may offer all or some portion of the notes, warrants or the common stock issuable upon conversion of the notes and exercise of the warrants pursuant to this prospectus, no estimate can be given as to the amount of the notes, warrants or the common stock issuable upon conversion of the notes and exercise of the warrants that will be held by the Selling Holders upon termination of any such sales. However, for purposes of the following tables, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the Selling Holders. The conversion and exercise prices of the notes and warrants, respectively, are subject to antidilution adjustments and, as a result, the number of shares of common stock issuable upon conversion or exercise of the notes or warrants may vary from the numbers indicated below. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or warrants since the date on which they provided the information regarding their beneficial ownership of these securities, in transactions exempt from the registration requirements of the Securities Act.

         The inclusion of any shares in the following tables does not constitute an admission of beneficial ownership by the persons named below.

                                                         PRINCIPAL AMOUNT OF NOTES             NUMBER OF WARRANTS
                                                             BENEFICIALLY OWNED                BENEFICIALLY OWNED
SELLING HOLDER                                        AND THAT MAY BE OFFERED HEREBY     AND THAT MAY BE OFFERED HEREBY
--------------                                        ------------------------------     ------------------------------
Context Convertible Arbitrage Fund, L.P.                       $    400,000                              6,966
Context Convertible Arbitrage Offshore, LTD.                   $    600,000                             10,449
Smithfield Fiduciary LLC                                       $ 10,000,000                            174,149
Deephaven Small Cap Growth Fund, LLC                           $  1,000,000                             17,415
Quattro Fund LTD                                               $  2,000,000                             34,830
Portside Growth & Opportunity Fund                             $  2,000,000                             34,830
Gryphon Master Fund, LP                                        $  2,000,000                             34,830
Deutsche Bank AG                                               $  5,000,000                             87,074
Bancroft Convertible Fund, Inc.                                $    500,000                              8,707
Ellsworth Convertible Growth and Income Fund, Inc.             $    500,000                              8,707
Victus Capital, LP                                             $    500,000                              8,707
Elks Youth Eye Service                                         $    150,000                              2,612
Umpqua Investment LLC                                          $    250,000                              4,354
Regents of University of Michigan                              $    250,000                              4,354
JP Morgan Securities Inc.                                      $  4,850,000                             84,462
U.S. Bancorp Piper Jaffray(1)                                             0                             52,245

--------------------
(1) Consists of warrants issued to U.S. Bancorp Piper Jaffray as partial compensation for placement agent activities.

                                                   SHARES OF COMMON                                  SHARES OF COMMON STOCK
                                                      STOCK OWNED          SHARES OF COMMON        OWNED AFTER THE OFFERING(1)
SELLING HOLDER                                    BEFORE THE OFFERING    STOCK OFFERED HEREBY(1)   NUMBER     PERCENT OF CLASS
--------------                                    -------------------    -----------------------  --------    ----------------
Context Convertible Arbitrage Fund, L.P.                37,925(5)                39,821                  0             0
Context Convertible Arbitrage Offshore, LTD.            56,888(6)                59,732                  0             0
Smithfield Fiduciary LLC(2)                            948,142(7)               995,549                  0             0
Deephaven Small Cap Growth Fund, LLC(2)                 94,814(8)                99,555                  0             0
Quattro Fund LTD                                       189,628(9)               199,109                  0             0
Portside Growth & Opportunity Fund(3)                  189,628(10)              199,109                  0             0
Gryphon Master Fund, LP(3)                             822,628(11)              199,109            633,000          3.89%
Deutsche Bank AG (2)                                   474,070(12)              497,774                  0             0
Bancroft Convertible Fund, Inc.                         47,406(13)               49,776                  0             0
Ellsworth Convertible Growth and
     Income Fund, Inc.                                  47,406(14)               49,776                  0             0
Victus Capital, LP(2)                                   47,406(15)               49,776                  0             0
Elks Youth Eye Service                                  14,221(16)               14,932                  0             0
Umpqua Investment LLC                                   23,703(17)               24,888                  0             0
Regents of University of Michigan                       23,703(18)               24,888                  0             0
JP Morgan Securities Inc.(3)                           459,848(19)              482,840                  0             0
U.S. Bancorp Piper Jaffray(4)                           52,245                   54,857                  0             0

--------------------

(1) Determined in accordance with the Registration Rights Agreement with the Selling Holders, in which we agreed to register for resale 105% of the number of shares of common stock issuable upon conversion of the notes and exercise of the warrants. The additional shares of common stock offered hereby are registered in the event that the conversion price of the notes and/or the exercise price of the warrants are adjusted to a lower price as provided in the terms of the notes and the warrants, which could result in the issuance of a substantial number of additional shares. The number of shares that will actually be issued may be more or less than the shares being offered by this prospectus. The number of shares of common stock after the offering assumes that all of the shares offered hereby are sold.

(2) Pursuant to the securities purchase agreement under which we issued the notes and warrants, the Selling Holder has agreed not to convert any of its notes or exercise any of its warrants, to the extent such conversion or exercise would result in it holding more than 4.99% of our issued and outstanding common stock. The number of shares included in the table does not take into account this ownership restriction.

(3) Pursuant to the securities purchase agreement under which we issued the notes and warrants, the Selling Holder has agreed not to convert any of its notes or exercise any of its warrants, to the extent such conversion or exercise would result in it holding more than 9.99% of our issued and outstanding common stock. The number of shares included in the table does not take into account this ownership restriction.

(4) Consists of warrants issued to U.S. Bancorp Piper Jaffray as partial compensation for placement agent activities, which are exercisable for 52,245 shares at an exercise price of $13.46 per share.

(5) Includes 30,959 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 6,966 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(6) Includes 46,439 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 10,449 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(7) Includes 773,993 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 174,149 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(8) Includes 77,399 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 17,415 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(9) Includes 154,798 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 34,830 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(10) Includes 154,798 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 34,830 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(11) Includes 154,798 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 34,830 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(12) Includes 386,996 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 87,074 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(13) Includes 38,699 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 8,707 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(14) Includes 38,699 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 8,707 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(15) Includes 38,699 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 8,707 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(16) Includes 11,609 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 2,612 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(17) Includes 19,349 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 4,354 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(18) Includes 19,349 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 4,354 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

(19) Includes 375,386 shares issuable upon conversion of convertible notes at a conversion price of $12.92 per share and 84,462 shares issuable upon exercise of warrants at an exercise price of $13.46 per share.

REGISTRATION RIGHTS

         We have filed a registration statement of which this prospectus is a part pursuant to a registration rights agreement with the initial purchasers and U.S. Bancorp Piper Jaffray for the benefit of the Selling Holders.

         The registration rights agreement provides that we will, at our expense, use reasonable efforts to keep the registration statement effective until the earliest of:

         -         two years after the filing of the registration statement;

         - the date when the Selling Holders are able to sell all of the securities offered hereby immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

         - the date when the Selling Holders have sold all of the notes, warrants and the common stock issuable upon conversion of the notes and exercise of the warrants.

         The agreement provides that the Selling Holders will immediately discontinue disposition of the securities registered under this prospectus if we notify the holders that we have delayed the disclosure of material non-public information concerning us because the disclosure of such information at the time is not, in the good faith judgment of our Board of Directors relying upon the opinion of counsel, in our best interests. We will also notify the investors of the duration of such delay, which will not exceed 30 consecutive days nor more than 60 days in any year and will be at least ten trading days after the last day of any prior period of such delay.

         Each holder who sells securities pursuant to the registration statement generally will be:

         - required to be named as a selling holder in this prospectus or a prospectus supplement;

         -        required to deliver a prospectus to the purchaser;

         - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

         - bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

                              PLAN OF DISTRIBUTION

         We are registering the notes, warrants and shares of common stock issuable upon conversion of the notes and upon exercise of the warrants to permit the resale of these securities from time to time after the date of this prospectus. The term "Selling Holders" includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a Selling Holder as a gift, pledge, partnership distribution or other non-sale related transfer. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will not receive any of the proceeds from the sale by the Selling Holders of the securities offered by this prospectus. We will bear all fees and expenses incident to our obligation to register the securities offered by this prospectus.

         The Selling Holders may sell all or a portion of the securities offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling holders will be responsible for underwriting discounts or commissions or agent's commissions. The securities offered by this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

- on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

-        in the over-the-counter market,

- in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

- through the writing of options, whether such options are listed on an options exchange or otherwise, or

-        through the settlement of short sales.

         If the Selling Holders effect such transactions by selling notes, warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the Selling Holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

         The selling holders may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if the default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Holders to include the pledgee, transferee or other successors in interest as Selling Holders under this prospectus. The Selling Holders also may transfer and donate the notes, warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners of purposes of this prospectus.

         The Selling Holders and any broker-dealer participating in the distribution of the securities offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the securities offered hereby is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the securities offered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes or warrants for trading on any national securities exchange or on the Nasdaq National Market and we cannot assure you that any trading market for the notes or the warrants will develop.

         There can be no assurance that any Selling Holder will sell any or all of the securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

         At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         The Selling Holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         We will pay all expenses of the registration of the securities pursuant to the registration rights agreement, estimated to be $50,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a Selling Holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Holders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Holders will be entitled to contribution. We may be indemnified by the Selling Holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Holders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the securities offered by this prospectus will be freely tradable in the hands of persons other than our affiliates.

                                  UNDERWRITERS

         The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. U.S. Bancorp Piper Jaffray, Deutsche Bank AG and JP Morgan Securities Inc. are registered broker-dealers. Deephaven Small Cap Growth Fund, LLC and Victus Capital, LP are affiliates of registered broker-dealers. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.

                                  LEGAL MATTERS

         The validity of the notes and warrants, and the shares of common stock issuable upon the conversion of the notes and exercise of the warrants, was passed upon for us by Hallett & Perrin, P.C., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended February 2, 2003 are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's report, dated March 21, 2003 with respect to the consolidated financial statements and schedule of Dave & Buster's, Inc., given on their authority as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DAVE & BUSTER'S, INC., THE SELLING HOLDERS OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR SUCH OTHER DOCUMENT.

                                Table of Contents

                                                                Page
                                                                ----
Incorporation of Documents by Reference.....                      2
Where You Can Find More
    Information About Us....................                      2
Forward-Looking Statements..................                      3
Prospectus Summary..........................                      4
Risk Factors................................                      6
Use of Proceeds.............................                      8
Ratio of Earnings to Fixed Charges..........                      9
Description of the Notes....................                      9
Description of the Warrants.................                     20
Description of Capital Stock................                     23
Certain U.S. Federal Income Tax
     Consequences...........................                     24
Selling Holders.............................                     31
Plan of Distribution........................                     34
Underwriters ...............................                     36
Legal Matters...............................                     36
Experts.....................................                     36

                              DAVE & BUSTER'S, INC.

            $30,000,000 OF 5% CONVERTIBLE SUBORDINATED NOTES DUE 2008

               WARRANTS TO PURCHASE 522,546 SHARES OF COMMON STOCK

                                   PROSPECTUS

                               September 11, 2003